SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No. 3)*

HPEV, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001
(Title of Class of Securities)

98978M103
(CUSIP Number)

David Lubin, Esq.
David Lubin & Associates, PLLC
10 Union Avenue, Suite 5
Lynbrook, NY 11563
(516) 887-8200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 18, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1 (g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)
________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Timothy J. Hassett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,279,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,279,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,279,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON IN

EXPLANATORY NOTE

This Amendment No. 3 to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on behalf of Timothy J. Hassett (the “Reporting Person”), with respect to the common stock of HPEV, Inc. (the “Issuer”) filed on February 13, 2013, as amended by Amendment No.1 and Amendment No.2, each filed on February 26, 2013 (collectively, the “Schedule 13D”), is being filed pursuant to Rule 13d-2 of the Securities Exchange Act of 1934 to amend and supplement certain information set forth below in the items indicated. Only those items that are amended or supplemented are reported herein. All capitalized terms used in this Amendment No. 3 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. Except as amended and supplemented herein, the Schedule 13D, including the definitions of terms not otherwise defined herein, remains in full force and effect.

Item 5. Interest in Securities of the Issuer.

Pursuant to a Stock Purchase Agreement, dated June 18, 2013, by and among the Reporting Person, Mark Hodowanec, OLP Holdings Inc. (“OLP”) and Peak Finance, LLC (“Peak”), the Reporting Person sold an aggregate of 1,500,000 shares of common stock of the Issuer to OLP and Peak for consideration of $1.00. The Agreement also provides that the Reporting Person has a right, for 30 days, to repurchase such shares, or any portion thereof, in the event that the parties to the agreement enter into a senior secured debt agreement (“Debt Agreement”) provided an affiliate of OLP or Peak does not provide $150,000 within five days of entering into such Debt Agreement.

(a) The Reporting Person is deemed to be the beneficial owner of 6,279,000 shares of the Issuer’s common stock representing 14.2% of the Issuer’s outstanding common stock based upon the information contained in the Issuer’s Annual Report on Form 10-K/A filed with the SEC on May 21, 2003 that 44,085,441 shares of common stock of the Issuer were outstanding as of May 15, 2013.

(b) The Reporting Person is deemed to have the sole power to vote or to direct the vote and to dispose of or to direct the disposition of 6,279,000 shares of the Issuer’s common stock. The Reporting Person does not share the power to vote or to direct the vote of shares and to dispose of or to direct the disposition of shares of common stock of the Issuer.

(c) The Reporting Person also engaged in the following transactions of the Issuer’s common stock: (i) On December 31, 2012, the Reporting Person made a gift of 15,000 shares to a charitable organization; (ii) on April 15, 2013, the Reporting Person made two gifts of 15,000 shares each; (iii) on June 19, 2013 the Reporting Person made two gifts of 5,000 shares each; and (iv) on June 19, 2013, the Reporting Person made a gift of 500,000 shares to his wife. The Reporting Person’s wife has sole voting and dispositive power over such shares which are excluded from the Reporting Person’s beneficial ownership reported herein.

(d) No entity or person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common shares of common stock that are held by the Reporting Person.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

Stock Purchase Stock Purchase Agreement, dated June 18, 2013, by and among the Reporting Person, Mark Hodowanec, OLP and Peak.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 5, 2013	By:	/s/ Timothy J. Hassett
Timothy J. Hassett

Exhibit No.	Description

99.3	Stock Purchase Stock Purchase Agreement, dated June 18, 2013, by and among the Reporting Person, Mark Hodowanec, OLP Holdings Inc. and Peak Finance, LLC.